Exhibit 99.1

News Release	For Immediate Release

PNI Digital Media Reports Fiscal 2013 First Quarter Financial Results

VANCOUVER, BC – February 14th, 2013 - PNI Digital Media (TSX: PN; OTCBB: PNDMF), (“PNI” or the “Company”), the leading innovator in digital media solutions for retailers, reported financial results for the fiscal 2013 first quarter ended December 31st, 2012 and discussed key operational developments for the quarter.

“In this past quarter 26% of all orders over our platform were for greeting and photo cards within our customers sites,” said Kyle Hall, Chief Executive Officer of PNI Digital Media. “Our stationery and photo markets are merging quickly and we are well positioned to take advantage of this evolving market for personalized content as it extends itself into higher value cards and invitations while leveraging our retailers’ large existing consumer bases. Furthermore, we saw record transactions from mobile devices fueled by our investment in new apps for both smart phones and tablets. This investment in mobile not only enabled us to drive incremental transactions but is also opening entirely new channels for our retailers as consumer behavior shifts towards mobile. Lastly, by using our recently announced platform API, any qualified software developer can add their photo app or photo product to our platform on their own, giving our platform an almost limitless range of product innovation for our retailers, and further positioning our platform as they key venue for retailers who want to drive high value transactions from personalized products.”

Fiscal 2013 First Quarter Operational Highlights

  Processed a record 6.9 million transactions during the quarter, a 3% increase from the same period last year

  Processed $103.5 million in online transactions over our platform on behalf of our retail partners, a 2.2% increase compared to the same quarter in fiscal 2012

  Set a new peak day record for transactions, conducting 270,000 transactions in a single day

  Successfully launched a new platform API portal, enabling third parties to submit orders over the
  Company’s platform, creating incremental transactions on behalf of the Company’s retail clients

  Launched an all-new Android OS mobile app on behalf of the Company’s retail clients, further extending the Company’s mobile apps and solutions for its retail clients. The first implementation was with Tesco PLC

  Announced a new partnership with Aperion Inc. for the provision of premium unique themes and designs available only to retailers using the Company’s platform

  The Company adopted a majority voting policy for elections of Directors

Fiscal 2013 First Quarter Fiscal Highlights

  Revenue for the quarter of $6.6 million compared to $6.9 million in the first quarter of fiscal 2012. The decrease in revenue was predominantly due to a $0.4 million decrease in transaction fees

  Working capital increased to $4.9 million at December 31, 2012 from $4.8 million at September 30, 2012

  Generated IFRS loss for the quarter of $0.3 million compared to $1.0 million in income in the first quarter of fiscal 2012

  Non-IFRS adjusted EBITDA1 was $0.3 million compared to a non-IFRS adjusted EBITDA of $1.7 million during the first quarter of fiscal 2012. The reduced adjusted EBITDA in the current period was due in part to a large amount of capitalized personnel costs associated with the development of internal use software in the first quarter of 2012. In comparison, no internal development costs met the criteria for capitalization as internal use software in the first quarter of 2013

  The Company ended the quarter with $3.7 million in cash and cash equivalents and no debt

News Release	For Immediate Release

Conference Call

The company will host a conference call on February 14th, 2013 at 4:30 p.m. ET (1:30 p.m. PT) to discuss these financial results. PNI Digital Media's Chief Executive Officer Kyle Hall and Chief Financial Officer Cameron Lawrence will host the presentation, followed by a question and answer period.

Dial-In Number:	(888) 241-0394
International:	(647) 427-3413
Conference ID#:	89825016

Institutional investors and interested participants should dial the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization

PNI Digital Media will also provide a live webcast and slide presentation, which will be available on the Company's website at www.pnimedia.com/webcast. An archived replay of the webcast will be available for 45 days following the live event.

News Release	For Immediate Release

Consolidated Statements of Operations and Comprehensive Income (Loss)

	Three Months Ended
	December 31, 2012	December 31, 2011

Revenue	$6,555,984	$6,950,376
Cost of sales	2,923,203	2,591,569
Gross Profit (loss)	3,632,781	4,358,807

Expenses
Software development	2,515,174	2,164,177
General and administration	973,695	1,093,029
Sales and marketing	334,351	170,954
	3,823,220	3,428,160

Profit (loss) from operations	(190,439)	930,647

Foreign exchange gain (loss)	(130,348)	105,286
Finance income	1,755	559
	(128,593)	105,845
Profit (loss) before income tax	(319,032)	1,036,492

Deferred income tax recovery (expense)	-	3,731
Income tax recovery (expense)	-	3,731

Profit (loss) for the period	(319,032)	1,040,223

Other comprehensive gain (loss):

Cumulative translation adjustment	182,263	(287,058)

Total comprehensive income (loss) for the period	$(136,769)	$753,165

Earnings (loss) per share
Basic	$(0.01)	$0.03
Fully diluted	$(0.01)	$0.03

News Release	For Immediate Release

Consolidated Balance Sheets

Assets	December 31, 2012	September 30, 2012

Current assets
Cash and cash equivalents	$3,662,556	$4,611,824
Accounts receivable	5,192,134	4,253,541
Prepaid expenses and other current assets	520,083	622,970

	9,374,773	9,488,335

Property and equipment	4,325,496	4,683,355
Deferred income tax asset	5,252,291	5,222,603
Intangible assets	53,831	2,124
Goodwill	575,983	568,479

	$19,582,374	$19,964,896
Liabilities

Current liabilities
Accounts payable and accrued liabilities	$4,063,083	$4,390,437
Current portion of deferred revenue	378,494	318,107
	4,441,577	4,708,544

Deferred revenue	421,903	437,140
	$4,863,480	$5,145,684

Shareholders’ Equity

Share capital	$66,881,748	$66,817,352
Contributed surplus	19,306,153	19,334,098
	86,187,901	86,151,450

Deficit	(71,454,053)	(71,135,021)

Accumulated other comprehensive loss	(14,954)	(197,217)

	(71,469,007)	(71,332,238)

	14,718,894	14,819,212

	$19,582,374	$19,964,896

News Release	For Immediate Release

Non-IFRS Financial Measures

	Three Months Ended
	December 31,	December 31,
	2012	2011
Net profit (loss) in accordance with IFRS	$(319,032)	$1,040,223
Amortization of property and equipment	381,842	404,775
Amortization of intangible assets	17,542	265,331
Interest expense	-	-
Income taxes	-	(3,731)
Stock based compensation expense	36,451	79,269
Unrealized foreign exchange loss (gain)	140,547	(95,672)
Loss on disposal of property and equipment	480	-

Adjusted EBITDA	$257,830	$1,690,195

Adjusted EBITDA per share – Basic	$0.01	$0.05
Adjusted EBITDA per share – Fully Diluted	$0.01	$0.05

Weighted average shares outstanding – Basic	34,297,664	34,076,445
Weighted average shares outstanding – Fully Diluted	34,298,902	34,099,611

Notes:

1 - Non-IFRS Measures

The Company continues to provide all information required in accordance with IFRS, but believes evaluating its ongoing operating results may not be as useful if an investor is limited to reviewing only IFRS financial measures. Accordingly, the Company uses non-IFRS financial information to evaluate its ongoing operations and for internal planning and forecasting purposes. The primary non-IFRS financial measures utilized by the Company include adjusted EBITDA. Adjusted EBITDA is non-IFRS financial measure which the Company defines as net profit plus amortization, impairment, interest expense, tax expense, share-based compensation expense and unrealized foreign exchange loss (gain).

To supplement the Company's financial statements presented on an IFRS basis, we believe that these non-IFRS measures provide useful information about the Company's core operating results and thus are appropriate to enhance the overall understanding of the Company's past financial performance and its prospects for the future. These adjustments to the Company's IFRS results are made with the intent of providing both management and investors a more complete understanding of the Company's underlying operational results and trends and performance. Management uses these non-IFRS measures to evaluate the Company's financial results, develop budgets, manage expenditures, and determine employee compensation. The presentation of additional information is not meant to be considered in isolation or as a substitute for or superior to net (loss) earnings or net (loss) earnings per share determined in accordance with IFRS.

Currency:
All amounts are expressed in Canadian dollars. This notice is qualified in its entirety by reference to the

Company’s financial statements and accompanying Management Discussion and Analysis, which are accessible on the SEC’S website at www.sec.gov/edgar.shtml and on SEDAR at www.sedar.com.

News Release	For Immediate Release

About PNI Digital Media- Founded in 1995, PNI Digital Media operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products such as photos, photo books and calendars, business cards and stationery. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide.
Further information on our company can be found at www.pnimedia.com.

For Investor Relations and Press, Contact:
Simon Cairns
(866) 544-4881
ir@pnimedia.com
Twitter: @pni_media

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml. The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

The TSX has neither approved nor disapproved the information contained in this release. PNI Digital Media relies upon litigation protection for "forward-looking" statements.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

PNI Digital Media is a registered trademark of PNI Digital Media Inc. All other trademarks are property of their respective owners.